3/16/2004

SECURITIES AND EXCHANGE COMMISSION

04003006

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RECD S.E.C.
FEB 2 5 2004
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSING FEB 5 2004 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose E. Jimenez (212) 418-3185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 3rd Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose E. Jimenez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Securities Inc., as of December 31, 2003, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/ Treasurer and Financial Operating Officer

Title

Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control required by Securities and Exchange Commission's Rule 17a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Fortis Capital Corp.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors of
Fortis Securities, Inc.:

We have audited the accompanying statement of financial condition of Fortis Securities, Inc. (the Company), a wholly owned subsidiary of Fortis Capital Corp., as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fortis Securities, Inc., a wholly owned subsidiary of Fortis Capital Corp., as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 9, 2004

FORTIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Fortis Capital Corp.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	10,724,105
Receivable from customers		10,674,026
Receivable from brokers		3,269,488
Fail to deliver		1,364,823
Receivable from affiliates		160,301
Fixed assets, at cost, less accumulated depreciation and amortization of $57,195		24,643
Deferred tax asset		181,425
Prepaid and other assets		28,691
Total assets	$	26,427,502

Liabilities and Stockholder's Equity

Payable to brokers	$	10,625,533
Payable to customers		2,884,179
Payable to parent and affiliates		2,532,416
Accounts payable and accrued expenses		1,184,064
Total liabilities		17,226,192
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000 shares; issued and outstanding 800 shares		80
Additional paid-in capital		24,549,920
Retained deficit		(15,348,690)
Total stockholder's equity		9,201,310
Total liabilities and stockholder's equity	$	26,427,502

See accompanying notes to statement of financial condition.

(1) Organization

Fortis Securities, Inc. (the Company or FSI) is a wholly owned subsidiary of Fortis Capital Corp. (the Parent). The Parent is a wholly owned subsidiary of Fortis Bank S.A./N.V. (FB SA/NV) of Brussels, Belgium. On April 30, 2002, Fortis Bank Nederland (FBN) transferred Fortis Capital Holdings Inc. and subsidiaries to FB SA/NV. Effective May 31, 2002 Fortis Capital Holdings Inc., the former parent of FSI, merged into Fortis Capital Corp. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as an introducing broker-dealer and clears its customer transactions with other broker-dealers and banks.

During 2003, the Company comprises of three divisions: (1) Equity Sales, (2) Biotech Research, and (3) Investment Banking. Under its Equity Sales operations, the Company provides investment advice and brokerage services in European equity markets primarily to its U.S. institutional clients. The Biotech Research division provides research coverage in biotechnology companies to European clients. The Investment Banking division provides placement of debt and equity securities for corporations in need of capital with investment objectives of biotech investors in both the U.S. and Europe.

(2) Summary of Significant Accounting Policies

Securities transactions are recorded on a trade-date basis.

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. Cash equivalents owned, representing principally U.S. government securities, are valued at market value.

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences. The amount of deferred tax assets is reduced, if necessary, to the amount that, based on available evidence, will more likely than not be realized.

Financial Accounting Standards Board Statement No. 107, *Disclosure about Fair Value Instruments*, requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2003, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(3) Related Party Transactions

During the normal course of business the Company's operations may include significant transactions with affiliated entities. As of December 31, 2003, FSI has receivable from affiliates amounted to $160,301 and payable to the Parent and affiliates of $2,532,416 included in the statement of financial condition.

(4) Income Taxes

At December 31, 2003, the Company has a gross deferred tax asset of $181,425 relating to book to tax temporary differences.

(5) Net Capital Requirements

As a registered broker/dealer and a member organization of the NASD, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company has elected to compute its capital under the alternate method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000 or 2% of Rule 15c3-3 aggregate debit items, as defined. Net capital and aggregate debit items change from day to day but as of December 31, 2003, the Company had net capital of $8,808,660 that was $8,558,660 in excess of the minimum required net capital of $250,000.

(6) Employee Benefit Plans

The Company participates in the Fortis Americas 401(k) Plan (the Plan). As defined in the Plan, any employee who has completed 6 months of service and has reached the age of 21 is eligible to fully participate in the Plan and can contribute between 1% and 20% of their eligible compensation. The Company will match 100% those contributions up to 4% of eligible compensation. The Company also provides a profit sharing contribution to all eligible employees even if the employee does not contribute to the Plan that is equal to 2% of their eligible compensation. The employee and employer contributions are subject to certain limitations as defined in the Plan as well as federal tax law.

(7) Receivable from Brokers

The clearing and depository operations for customers' security transactions are provided by various broker-dealers. At December 31, 2003, the receivable from brokers and payable to brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers as well as customer unsettled trade transactions.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2003, no amounts were owed under this provision.

(8) Contingencies

In the ordinary course of business, the Company may be involved in certain legal proceedings. The Company believes that these matters will ultimately be resolved for amounts that are not material to the financial position of the Company.

(9) Recently Issued Accounting Standards

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. SFAS No. 149 had no impact on the Company's financial statements upon implementation during the third quarter of 2003.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003, and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003, FIN 46R), *Consolidation of Variable Interest Entities,* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities (VIEs) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company currently doe not have any VIEs that are under the scope of this Interpretation.

(Continued)

(10) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers and banks pursuant to clearance agreements. The clearing brokers, banks and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(11) Subsequent Events

On January 20, 2004, the Company has agreed to transfer its personnel and activities to an affiliated broker-dealer, Fortis Investment Services LLC, as of April 1, 2004. FSI will continue to exist as a registered broker-dealer for a short time period after April 1, 2004 to ensure that the Company's unsettled customer transactions as of March 31, 2004 are settled. Once all transactions are settled, FSI will transfer all its assets and liabilities to its Parent.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by the Securities and Exchange Commission's Rule 17a-5

To the Board of Directors of
Fortis Securities, Inc.

In planning and performing our audit of the financial statements of Fortis Securities, Inc. (the Company) for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 9, 2004